UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Hovnanian Enterprises, Inc.

(Name of Issuer)
Class A Common Stock, $.01 par value per share

(Title of Class of Securities)
442487203

(CUSIP Number)
Kevork S. Hovnanian
110 West Front Street
P.O. Box 500
Red Bank, New Jersey 07701
(732) 747-7800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 19, 2004

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	442487203

1	NAME OF REPORTING PERSON Kevork S. Hovnanian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		14,516,038

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,516,038

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,516,038

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.0%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	442487203

1	NAME OF REPORTING PERSON Kevork S. Hovnanian Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Connecticut

	7	SOLE VOTING POWER

NUMBER OF		4,833,826

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,833,826

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,833,826

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.2%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	442487203

1	NAME OF REPORTING PERSON Sirwart Hovnanian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		190,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		190,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	190,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	442487203

1	NAME OF REPORTING PERSON Peter S. Reinhart, as trustee of the Sirwart Hovnanian 1994 Marital Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	Not Applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		5,210,091

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,210,091

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,210,091

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.7%

14	TYPE OF REPORTING PERSON

	IN

Amendment No. 2 to Statement on Schedule 13D
     This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Kevork S. Hovnanian, the Kevork S. Hovnanian Family Limited Partnership and Sirwart Hovnanian with the Securities and Exchange Commission on November 24, 1992, as amended by Amendment No. 1 to the Schedule 13D filed on March 31, 1995 (as so amended, the “Schedule 13D”), including adding Peter S. Reinhart as trustee of the Sirwart Hovnanian 1994 Marital Trust (the “Marital Trust”), as a reporting person. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The numbers of shares described herein reflect several stock splits effected in the form of stock dividends by the Issuer since the Schedule 13D.
Item 1. Security and Issuer
     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     This statement on Schedule 13D relates to the Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), of Hovnanian Enterprises, Inc., a Delaware corporation (the “Issuer”). The Class A Common Stock is non-cumulative. The Class B Common Stock, $.01 par value per share (the “Class B Common Stock”), of the Issuer, non-cumulative, is convertible at any time on a share for share basis to the Class A Common Stock. The references to beneficial ownership of Class A Common Stock incorporate the Class B Common Stock convertible to Class A Common Stock. The principal executive offices of the Issuer are located at 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701.
     The Issuer is a holding company, the consolidated subsidiaries of which primarily design, construct, market and sell single-family detached homes, attached townhomes and condominiums, mid-rise and high-rise condominiums, urban infill and active adult homes in planned residential developments.
Item 2. Identity and Background
     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     1. Kevork S. Hovnanian
     (a)-(c), (f). This Statement is being filed on behalf of Kevork S. Hovnanian, Chairman of the Board and Director of the Issuer and a citizen of the United States. The business address of Kevork S. Hovnanian is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701.
     (d), (e). During the past five years, Kevork S. Hovnanian has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     2. Kevork S. Hovnanian Family Limited Partnership.
     (a)-(c), (f). This Statement is also being filed on behalf of the Kevork S. Hovnanian Family Limited Partnership, a Connecticut limited partnership (the “Limited Partnership”). The Limited Partnership is principally engaged in managing certain interests of the Hovnanian family in the Issuer. The Limited Partnership’s principal executive offices are located at 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701.
     The name, citizenship, residence or business address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each general partner (“General Partner”) of the Limited Partnership that is an individual

(“Individual General Partner”) are set forth in Appendix A hereto and incorporated herein by reference. The name, state or other place of organization, principal business and address of the principal office of each General Partner that is not an individual (“Trust General Partner”) are set forth in Appendix B hereto.
     (d), (e). Neither the Limited Partnership nor any of the General Partners of the Limited Partnership has, during the past five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     3. Sirwart Hovnanian
     (a)-(c), (f). This Statement is also being filed on behalf of Sirwart Hovnanian, a citizen of the United States. Sirwart Hovnanian is a homemaker and the wife of Kevork S. Hovnanian. Her business address is in care of Mr. Hovnanian at 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701.
     (d), (e). During the past five years, Sirwart Hovnanian has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     4. Peter S. Reinhart as trustee of the Marital Trust
     (a)-(c), (f). This Statement is being filed on behalf of Peter S. Reinhart as trustee of the Marital Trust. Peter S. Reinhart is Senior Vice President and General Counsel of the Issuer and a citizen of the United States. The business address of Peter S. Reinhart is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701.
     (d), (e). During the past five years, Peter S. Reinhart has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is hereby amended by adding the following at the end of the section thereof captioned “1. Kevork S. Hovnanian.”:
     On January 10 and 11, 2008, Kevork S. Hovnanian acquired a total of 379,100 shares of Class A Common Stock in open market transactions at prices ranging from $5.08 to $5.50 per share. On July 3, 2008, Kevork S. Hovnanian acquired a total of 220,000 shares of Class A Common Stock in open market transactions at prices ranging from $5.10 to $5.28 per share. Personal funds were used to make these purchases.
Item 5. Interests in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a)-(b). The answers to clauses (a) and (b) of Item 5 of Schedule 13D are set forth below for Kevork S. Hovnanian, the Limited Partnership, Sirwart Hovnanian, Peter S. Reinhart as trustee of the Marital Trust, and for each of the other General Partners of the Limited Partnership. The Class A Common Stock beneficial ownership figures include all shares of Class B Common Stock (which is convertible at any time to Class A Common Stock) beneficially owned by such parties. Kevork S. Hovnanian and each of the other General Partners of the Limited

Partnership disclaim beneficial ownership of the Class B Common Stock beneficially owned by the Limited Partnership and convertible at any time to Class A Common Stock as described in this Statement. Peter S. Reinhart, as trustee of the Marital Trust, is the managing General Partner of the Limited Partnership and as such has the sole power to vote and dispose of the 4,833,826 shares of Class B Common Stock held by the Limited Partnership.
     Together, Mr. and Mrs. Hovnanian and Peter S. Reinhart as trustee of the Marital Trust, beneficially own an aggregate of 19,916,129 shares of Class A Common Stock, including 12,348,737 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock. The shares beneficially owned represent approximately 26.8% of the shares of Class A Common Stock, based upon 62,107,542 shares of Class A Common Stock outstanding as of October 13, 2008, plus (for purposes of computing such percentage) the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock. Such beneficial ownership represents 62.9% of the combined voting power of the Class A Common Stock and Class B Common Stock.
1. Kevork S. Hovnanian
     (a) Kevork S. Hovnanian beneficially owns 14,516,038 shares of Class A Common Stock, including 7,138,646 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock. The shares beneficially owned represent approximately 21.0% of the shares of Class A Common Stock, based upon 62,107,542 shares of Class A Common Stock outstanding as of October 13, 2008, plus (for purposes of computing such percentage) the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock.
     (b) Kevork S. Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 14,516,038 shares of Class A Common Stock beneficially owned by him.
     In addition to the shares disclaimed above, Kevork S. Hovnanian disclaims beneficial ownership of 190,000 shares of Class A Common Stock held by Sirwart Hovnanian over which she has sole power to dispose of and vote.
2. Limited Partnership
     (a) The Limited Partnership beneficially owns 4,833,826 shares of Class A Common Stock of the Issuer, all of which represent shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock. The shares beneficially owned represent approximately 7.2% of the shares of Class A Common Stock, based upon 62,107,542 shares of Class A Common Stock outstanding as of October 13, 2008, plus (for purposes of computing such percentage) the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock.
     (b) The Limited Partnership has sole power to vote or to direct the vote and to dispose or direct the disposition of the 4,833,826 shares of Class A Common Stock beneficially owned by it.
3. Sirwart Hovnanian
     (a) Sirwart Hovnanian beneficially owns 190,000 shares of Class A Common Stock. The shares beneficially owned represent approximately 0.3% of the shares of Class A Common Stock, based upon 62,107,542 shares of Class A Common Stock outstanding as of October 13, 2008.
     (b) Sirwart Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 190,000 shares of Class A Common Stock which are held directly by her.

4. Peter S. Reinhart, as trustee of the Marital Trust
     (a) Peter S. Reinhart, as trustee of the Marital Trust, beneficially owns 5,210,091 shares of Class A Common Stock, which consist of 5,210,091 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock. The shares beneficially owned represent approximately 7.7% of the shares of Class A Common Stock, based upon 62,107,542 shares of Class A Common Stock outstanding as of October 13, 2008, plus (for purposes of computing such percentage) the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock.
     (b) As trustee of the Marital Trust, which is the Managing General Partner of the Limited Partnership, Peter S. Reinhart has sole power to vote or to direct the vote and to dispose or direct the disposition of 5,210,091 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock.
5. Ara K. Hovnanian
     (a) Ara K. Hovnanian beneficially owns 7,236,611 shares of Class A Common Stock, including 1,600,000 shares of Class A Common Stock subject to options either currently exercisable or exercisable within 60 days and 1,650,379 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock (including 661,459 shares of Class B Common Stock subject to options either currently exercisable or exercisable within 60 days). The shares beneficially owned represent approximately 11.1% of the shares of Class A Common Stock, based upon 62,107,542 shares of Class A Common Stock outstanding as of October 13, 2008, plus (for purposes of computing such percentage) the shares of Class A Common Stock underlying such options and the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock. Such beneficial ownership represents 10.6% of the combined voting power of the Class A Common Stock and Class B Common Stock.
     The shares beneficially owned by Ara K. Hovnanian include 223,587 shares of Class B Common Stock held in a grantor retained annuity trust (the “AKH GRAT”) of which Ara K. Hovnanian is trustee, 372,116 shares of Class A Common Stock and 431,394 shares of Class B Common Stock held in family related trusts as to which Ara K. Hovnanian has shared voting and shared investment power and 37,374 shares of Class A Common Stock and 122,274 shares of Class B Common Stock held by Mr. Hovnanian’s wife and children. Ara K. Hovnanian disclaims beneficial ownership of such shares, except to the extent of his potential pecuniary interest in the AKH GRAT and such other trusts and accounts.
     (b) Ara K. Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 6,273,453 shares of Class A Common Stock.
     Ara K. Hovnanian shares the power to vote or direct the vote and to dispose or direct the disposition of 963,453 shares of Class A Common Stock. Ara K. Hovnanian shares such voting power and dispositive power with, depending on the particular trust or account, his wife, his four sisters and Peter S. Reinhart, Senior Vice President and General Counsel of the Issuer. The business address of each of such persons is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701. All of such persons are citizens of the United States and, during the past five years, none of such persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
6. Other Individual General Partners
     (a) The other Individual General Partners of the Limited Partnership — Sossie K. Najarian, Esther K. Barry, Lucy K. Kalian and Nadia K. Rodriguez — beneficially own an aggregate of 1,706,441 shares of Class A Common Stock, which represents approximately 2.7% of the shares of Class A Common Stock outstanding on

October 13, 2008. These shares include an aggregate of 354,116 shares of Class A Common Stock held in trusts as to which Ara K. Hovnanian is also a trustee, and are included in his beneficial ownership figures above. The business address of each of such persons is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701. All of such persons are citizens of the United States and, during the past five years, none of such persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (b) The other Individual General Partners have sole power to vote or to direct the vote and to dispose or direct the disposition of an aggregate of 699,559 shares of Class A Common Stock, shared voting and shared investment power with, depending on the particular trust or account, their husbands and children, over 652,766 shares of Class A Common Stock and shared voting and shared investment power over the 354,116 shares of Class A Common Stock held in trusts.
7. Trust General Partners
     (a) — (b). The Trust General Partners of the Limited Partnership are the following:
— Sirwart Hovnanian 1994 Marital Trust

— Ara K. Hovnanian Family 1994 Long-Term Trust

— Sossie K. Najarian Family 1994 Long-Term Trust

— Esther K. Barry Family 1994 Long-Term Trust

— Lucy K. Kalian Family 1994 Long-Term Trust

— Nadia K. Rodriguez Family 1994 Long-Term Trust
     All of the shares held by such trusts are included in the beneficial ownership figures of their respective trustees who are discussed above.
     (c) The following transactions have been effected during the period beginning 60 days prior to May 19, 2004 through the date hereof:
     On May 5, 2004, Kevork S. Hovnanian acquired 36,500 shares of Class A Common Stock and 110,900 shares of Class B Common Stock from the Kevork S. Hovnanian 1991 Exclusion Trust.
     On May 19, 2004, Kevork S. Hovnanian transferred 2,000,000 shares of Class A Common Stock to a grantor retained annuity trust for Kevork S. Hovnanian (the “KSH 2004 GRAT”) of which Ara K. Hovnanian was trustee and had a potential remainder interest. On June 7, 2005, the KSH 2004 GRAT sold a total of 5,400 of such shares in open market transactions at prices ranging from $60.00 to $62.05 per share. On June 15, 2005, the KSH 2004 GRAT sold a total of 244,600 of such shares in open market transactions at prices ranging from $62.00 to $62.71 per share. On June 21, 2005, the KSH 2004 GRAT sold a total of 33,900 of such shares in open market transactions at $66.00 per share. On June 28 and 29, 2005, the KSH 2004 GRAT sold a total of 118,900 of such shares in open market transactions at prices ranging from $66.00 to $66.08 per share. On July 1, 2005, the KSH 2004 GRAT sold a total of 92,200 of such shares in open market transactions at prices ranging from $66.00 to $66.11 per share. On June 6, 2006, the KSH 2004 GRAT transferred 1,106,159 shares of Class A Common Stock to Kevork S. Hovnanian and its remaining 128,948 shares of Class A Common Stock to family trusts of which Ara K. Hovnanian and the other Individual General Partners are trustees. On June 14, 2006 the KSH 2004 GRAT transferred 70,631 shares of Class B Common Stock to Kevork S. Hovanian and its remaining 199,262 shares of Class B Common Stock to a family trust of which Ara K. Hovnanian is a trustee.
     On May 28, 2004, Ara K. Hovnanian transferred 250,000 shares of Class A Common Stock and 250,000 shares of Class B Common Stock to the AKH GRAT. In May 2005, the AKH GRAT transferred 13,654 shares of Class A Common Stock to Ara K. Hovnanian. On June 12, 2006, it transferred 31,254 shares of Class A Common Stock to him. On May 29, 2007, it transferred 47,821 shares of Class A Common Stock to him.

Finally, on May, 27, 2008, it transferred its remaining 157,271 shares of Class A Common Stock and 26,413 shares of Class B Common Stock to him.
     On December 13, 2004, Kevork S. Hovnanian sold a total of 200,000 shares of Class A Common Stock in open market transactions at prices ranging from $46.15 to $46.60 per share.
     On December 21, 2004, Ara K. Hovnanian gave gifts of a total of 1,100 shares of Class B Common Stock to his children and a total of 67,158 shares of Class B Common Stock to trusts for his children of which he is a trustee. Also, on December 21, 2004, Ara K. Hovnanian received 33,060 shares of Class A Common Stock and 70,960 shares of Class B Common Stock under the will of his son.
     On December 23, 2004, Kevork S. Hovnanian made a charitable donation of 100,000 shares of Class A Common Stock.
     On February 15, 2005, Ara K. Hovnanian made a charitable donation of 200 shares of Class A Common Stock.
     On April 22, 2005, Ara K. Hovnanian exercised stock options for 100,000 shares of Class A Common Stock at $2.5625 per share.
     On May 2, 2005, Ara K. Hovnanian exercised stock options for 350,000 shares of Class A Common Stock at $2.5625 per share.
     On July 11, 2005 , Kevork S. Hovnanian made a charitable donation of 100,000 shares of Class A Common Stock.
     On July 18, 2005, Ara K. Hovnanian exercised stock options for 100,000 shares of Class A Common Stock at $2.9063 per share.
     On July 28, 2005, the Limited Partnership distributed 376,265 shares of Class B Common Stock to the Marital Trust, 21,868 shares of Class B Common Stock to Ara K. Hovnanian, a total of 17,496 shares of Class B Common Stock to the other Individual General Partners and a total of 409,371 shares of Class B Common Stock to family trusts of which Ara K. Hovnanian and the other Individual General Partners are trustees.
     Also on July 28, 2005, the Issuer (i) exchanged an aggregate of 269,893 shares of Class B Common Stock held by certain members of the Hovnanian family and family trusts of which Ara K. Hovnanian is a trustee for an equal number of shares of Class A Common Stock and (ii) immediately thereafter exchanged the 269,893 shares of Class B Common Stock received from those family members and trusts for an equal number of shares of Class A Common Stock held by the KSH 2004 GRAT, of which Ara K. Hovnanian was also the trustee. The aggregate Hovnanian family holdings, both of Class A Common Stock and Class B Common Stock, remained unchanged by such exchanges.
     On August 11, 2005, a trust for one of the other Individual General Partners sold 56,879 shares of Class A Common Stock in an open market transaction for $60.7625 per share.
     On July 12, 2006, Sirwart Hovnanian resigned as trustee of a trust for the benefit of one of her daughters, which trust held 529,124 shares of Class B Common Stock.
     On September 25, 2006, Kevork S. Hovnanian transferred 1,000,000 shares of Class B Common Stock to a grantor retained annuity trust for Kevork S. Hovnanian (the “KSH 2006 GRAT”) for which he was investment trustee. On November 16, 2007, the KSH 2006 GRAT transferred the shares back to Kevork S. Hovnanian.
     Also on September 25, 2006, Kevork S. Hovnanian transferred 1,000,000 shares of Class A Common Stock to the KSH 2006 GRAT for which he was investment trustee. On November 16, 2007, the KSH 2006 GRAT transferred the shares back to Kevork S. Hovnanian.

     On October 4, 2006, a trust for one of the other Individual General Partners sold 1,750 shares of Class A Common Stock in an open market transaction for $30.00 per share.
     On December 19, 2006, Ara K. Hovnanian gave gifts of a total of 1,800 shares of Class B Common Stock to his children.
     On December 22, 2006, a trust for one of the other Individual General Partners sold a total of 1,500 shares of Class A Common Stock in open market transactions at prices ranging from $33.30 to $33.43 per share.
     On January 3, 2007, Sirwart Hovnanian resigned as trustee of the Marital Trust and ceased to be the beneficial owner of the Class A Common Stock or the Class B Common Stock as trustee of the Marital Trust.
     On January 24, 2007, a trust for one of the other Individual General Partners sold a total of 9,775 shares of Class A Common Stock in open market transactions at prices ranging from $32.46 to $32.47 per share.
     On February 12, 2007, Ara K. Hovnanian exercised stock options for 150,000 shares of Class A Common Stock at $3.25 per share.
     On April 17, 2007, a trust for one of the other Individual General Partners sold 29,325 shares of Class A Common Stock in an open market transaction for $24.25 per share.
     On July 16, 2007, Sossie K. Najarian purchased 2,000 shares of Class A Common Stock in an open market transaction for $18.80 per share.
     On September 13, 2007, the Issuer (i) exchanged 395,873 shares of Class B Common Stock held by Ara K. Hovnanian for an equal number of shares of Class A Common Stock and (ii) immediately thereafter exchanged the 395,873 shares of Class B Common Stock received from him for an equal number of shares of Class A Common Stock held by Kevork S. Hovnanian. The aggregate Hovnanian family holdings, both of Class A Common Stock and Class B Common Stock, remained unchanged by such exchanges.
     On November 16, 2007, the Issuer (i) exchanged 500,000 shares of Class B Common Stock held by Ara K. Hovnanian for an equal number of shares of Class A Common Stock and (ii) immediately thereafter exchanged the 500,000 shares of Class B Common Stock received from him for an equal number of shares of Class A Common Stock held by Kevork S. Hovnanian. Again, the aggregate Hovnanian family holdings, both of Class A Common Stock and Class B Common Stock, remained unchanged by such exchanges.
     On December 14, 2007, the Issuer (i) exchanged 600,000 shares of Class B Common Stock held by Ara K. Hovnanian for an equal number of shares of Class A Common Stock and (ii) immediately thereafter exchanged the 600,000 shares of Class B Common Stock received from him for an equal number of shares of Class A Common Stock held by Kevork S. Hovnanian. Again, the aggregate Hovnanian family holdings, both of Class A Common Stock and Class B Common Stock, remained unchanged by such exchanges.
     Also on December 14, 2007, Ara K. Hovnanian gave gifts of a total of 5,800 shares of Class B Common Stock to his children.
     On January 10 and 11, 2008, Kevork S. Hovnanian purchased a total of 379,100 shares of Class A Common Stock in open market transactions at prices ranging from $5.08 to $5.50 per share.
     On January 11, 2008, Kevork S. Hovnanian gave gifts of a total of 90,000 shares of Class A Common Stock to certain of the Trust General Partners.
     On April 11, 2008, Ara K. Hovnanian exercised stock options for 150,000 shares of Class A Common Stock at $4.3438 per share. The Issuer withheld 58,752 of such shares to pay withholding taxes payable in connection with such exercise. Thereafter, on April 14 and 15, 2008, Ara K. Hovnanian sold a total of 60,000 shares of Class A Common Stock in open market transactions at price ranging from $10.51 to $11.15 per share.

     On April 22, 2008, the Issuer (i) exchanged 72,418 shares of Class B Common Stock held by a family member for an equal number of shares of Class A Common Stock and (ii) immediately thereafter exchanged the 72,418 shares of Class A Common Stock received from the family member for an equal number of shares of Class A Common Stock held by Kevork S. Hovnanian. Again, the aggregate Hovnanian family holdings, both of Class A Common Stock and Class B Common Stock, remained unchanged by such exchanges.
     On July 3, 2008, Kevork S. Hovnanian purchased a total of 220,000 shares of Class A Common Stock in open market transactions at prices ranging from $5.10 to $5.28 per share.
     At various times during the period in question, Issuer stock options for Class A Common Stock or Class B Common Stock granted to Ara K. Hovnanian became exercisable within 60 days, causing Mr. Hovnanian to be considered the beneficial owner of the shares of Class A Common Stock or Class B Common Stock underlying such options. Mr. Hovnanian recently was deemed to beneficially own an additional 237,500 shares of Class B Common Stock underlying options that will become exercisable within 60 days of the date hereof.
     (d) Not Applicable.
     (e) Not Applicable.
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
     Exhibit 2 — Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2008	/s/ Kevork S. Hovnanian Kevork S. Hovnanian

Date: December 8, 2008	KEVORK S. HOVNANIAN
FAMILY LIMITED PARTNERSHIP

/s/ Peter S. Reinhart Name: Peter S. Reinhart
Title: Managing General Partner

Date: December 8, 2008	/s/ Sirwart Hovnanian Sirwart Hovnanian

Date: December 8, 2008	/s/ Peter S. Reinhart Name: Peter S. Reinhart, as Trustee of the Sirwart Hovnanian 1994 Marital Trust

APPENDIX A
Individual General Partners of the
Kevork S. Hovnanian
Family Limited Partnership
     The individuals that are General Partners of the Kevork S. Hovnanian Family Limited Partnership are identified in the table below.

Business Address
	Name	or Residence Address	Citizenship	Principal Occupation

1.	Ara K. Hovnanian	110 West Front Street	United States	President, Chief
		P.O. Box 500		Executive Officer and
		Red Bank, New Jersey 07701		Director of the Issuer(a)

2.	Sossie K. Najarian	7 Blueberry Lane	United States	Homemaker
Leonardo, New Jersey 07737

3.	Esther K. Barry	67 River Road	United States	Homemaker
Rumson, New Jersey 07760

4.	Lucy K. Kalian	14 Sailers Way	United States	Homemaker
Rumson, New Jersey 07760

5.	Nadia K. Rodriguez	43 Rumson Road	United States	Homemaker
Rumson, New Jersey 07760

(a)	The Issuer is a holding company, the consolidated subsidiaries of which design, construct, market and sell single-family detached homes, attached townhomes and condominiums, mid-rise and high-rise condominiums, urban infill and active adult homes in planned residential developments. The address of the Issuer is set forth in the answer to Item 1 and is incorporated herein by reference.

APPENDIX B
Trust General Partners of the
Kevork S. Hovnanian
Family Limited Partnership
     The General Partners of the Kevork S. Hovnanian Family Limited Partnership that are not individuals are identified in the table below.

State of
Organization/
Name	Governing Law	Address of Principal Office	Principal Business

Sirwart Hovnanian	New York	29 Ward Avenue	Marital Trust for the benefit
1994 Marital Trust		Rumson, New Jersey 07760	of Sirwart Hovnanian

Ara K. Hovnanian	New York	29 Ward Avenue	Trust for the benefit of the
Family 1994 Trust		Rumson, New Jersey 07760	Ara K. Hovnanian Family
Long-Term Trust

Sossie K. Najarian	New York	29 Ward Avenue	Trust for the benefit of the
Family 1994		Rumson, New Jersey 07760	Sossie K. Najarian Family
Long-Term Trust

Esther K. Barry	New York	29 Ward Avenue	Trust for the benefit of the
Family 1994		Rumson, New Jersey 07760	Esther K. Barry Family
Long-Term Trust

Lucy K. Kalian	New York	29 Ward Avenue	Trust for the benefit of the Lucy
Family 1994		Rumson, New Jersey 07760	K. Kalian Family
Long-Term Trust

Nadia K. Rodriguez	New York	29 Ward Avenue	Trust for the benefit of the
Family 1994		Rumson, New Jersey 07760	Nadia K. Rodriguez Family
Long-Term Trust